Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

American Airlines Group Inc.:

We consent to the use of our reports dated February 19, 2020, with respect to the consolidated balance sheets of American Airlines Group Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, cash flows, and stockholders’ equity (deficit) for each of the years in the three-year period ended December 31, 2019, and the related notes (which report refers to a change to the method of accounting for leases), and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in each of the prospectuses.

/s/ KPMG LLP

Dallas, TX

February 19, 2020